Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 1-37816)

The following is an excerpt from a presentation in connection with Alcoa Corporation's (“Alcoa”) Q2 2026 earnings release that was publicly posted by Alcoa on July 16, 2026, which includes information regarding the proposed transaction between Alcoa and South32 Limited:

Alcoa

Cautionary Statement regarding Forward-Looking Statements

This presentation contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as "aims," "ambition," "anticipates," "believes," "could," "develop," "endeavors," "estimates," "expects," "forecasts," "goal," "intends," "may," "outlook," "potential," "plans," "projects," "reach," "seeks," "sees," "should," "strive," "targets," "will," "working," "would," or other words of similar meaning. All statements by Alcoa Corporation ("Alcoa") that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Alcoa's proposed transaction to acquire South32 Limited's interests in bauxite mine, alumina refinery, and aluminum smelter operations (the "proposed transaction"); the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa's perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company's stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission ("SEC"). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

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Important information 3 No Offer or Solicitation This presentation is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Additional Information and Where to Find It This presentation relates to the proposed transaction . In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S - 4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”) . This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction . Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction . Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www . sec . gov) . Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https : //investors . alcoa . com/ . Non - GAAP Financial Measures This presentation contains reference to certain financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States (GAAP) . Alcoa Corporation believes that the presentation of these non - GAAP financial measures is useful to investors because such measures provide both additional information about the operating performance of Alcoa Corporation and insight on the ability of Alcoa Corporation to meet its financial obligations by adjusting the most directly comparable GAAP financial measure for the impact of, among others, “special items” as defined by the Company, non - cash items in nature, and/or nonoperating expense or income items . The presentation of non - GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP . Certain definitions, reconciliations to the most directly comparable GAAP financial measures and additional details regarding management’s rationale for the use of the non - GAAP financial measures can be found in the appendix to this presentation . Alcoa Corporation does not provide reconciliations of the forward - looking non - GAAP financial measures Adjusted EBITDA and Adjusted Net Income, including transformation, intersegment eliminations and other corporate Adjusted EBITDA ; operational tax expense ; and other expense ; each excluding special items, to the most directly comparable forward - looking GAAP financial measures because it is impractical to forecast certain special items, such as restructuring charges and mark - to - market contracts without unreasonable efforts due to the variability and complexity associated with predicting the occurrence and financial impact of such special items . For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results . Resources This presentation can be found under the “Events & Presentations” tab of the “Investors” section of the Company’s website, www.alcoa.com.

Strategic acquisition | Compelling transaction for long-term value

Alcoa announced strategic acquisition of South32's bauxite, alumina, and aluminum assets (AliGroup[1])

1 Represents a natural strategic fit

- Logical industry consolidation of like assets in close proximity
- Combined expertise and Alcoa operating model together enhance performance and cost competitiveness
- Added scale improves supply chain resilience and customer service

2 Unlocks significant value through synergies

- Expected to generate ~$900 million in net present value synergies, including ~$50 million of run-rate cost savings within 12 months of close
- Leverages the collective strength of Australian operations
- Improves Brazilian assets with sourcing optimization
- Adds large-scale, stable smelter in South Africa with known technology

3 Delivers compelling financial results

- Accretive on earnings per share and cash flow metrics, with further upside as synergies are realized
- Expected to enable stronger cash generation through the cycle
- Sustainably improves position on cost curves

Strengthens leadership as a pure-play upstream aluminum company

- Well-positioned to capture growth in long-term demand
- Reinforces Alcoa as the aluminum investment of choice

1. The term AliGroup is used solely for ease of reference to the acquired assets. The corresponding holding companies will be incorporated into Alcoa's legal entity structure when the transaction closes.

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Strategic acquisition | Attractive financial terms

AliGroup transaction details, leverage post closing, and path to close

$4.7B	~2.0x	1H27	Affirmed
Implied enterprise value	Post close leverage	Target close	S&P and Moody's ratings

Implied enterprise value ($B)


4.7
0.6
1.0
3.1
Locked-box, net of ticking fee, offsets cash consideration at closing
Cash upfront
Alcoa stock[1]
Assumed net debt
Enterprise value

Transaction details

- $3.1B in cash, to be met with mix of cash from balance sheet and permanent debt financing expected to be executed prior to close
- Transaction uses a locked-box mechanism
- ~17.0 million shares of newly issued Alcoa common stock
- $0.6B assumed net debt primarily related to financing leases
- Includes a contingent value right ("CVR") of up to $750M

Post close leverage retains credit ratings

- Post close leverage ratio expected to remain ~2.0x at recent prices
- S&P and Moody's affirmed Alcoa's current credit ratings and outlook on pro forma financials

Path to close

- Expected to close in 1H27, subject to approval by South32 shareholders, required regulatory approvals, and other customary closing conditions
- No further diligence or financing conditions

1. Value of stock consideration based on ~17.0 million shares and Alcoa's 10-day volume weighted average price of $58.79 per share as of June 26, 2026.

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Strategic acquisition | Locked-box, ticking fee, and CVR

Locked-box value offsets cash consideration at closing

Detailed deal terms and timeline

Locked-box provides potential upside

- Mechanism effective from April 1, 2026
- Alcoa beneficiary of cash flow from acquired assets, offsets cash consideration at closing
- **Locked-box positive as of June 30, 2026**

Ticking fee[1] begins after South32 shareholder vote

- 5% on upfront cash consideration of $3.1B
- Paid at closing
- **Estimated between $80M to $100M** on period from shareholder vote to transaction closing

CVR payment implies strong Alcoa cash flow

- Contingent value right up to $750M over four years, starting July 1, 2026
- Earned when annual average index prices exceed agreed strike prices[2]
- Revenue sharing on portion of acquired production



Mar 2026
Jun 2026
Sep 2026
Dec 2026
Mar 2027
Jun 2027
Locked-Box
Locked-box effective date April 1st
Ticking Fee
CVR
CVR assessment period begins July 1st
Estimated timing for South32 shareholder vote
Acquisition expected to close in 1H27
Period where aluminum and alumina prices impact both locked-box and CVR calculation

1. Ticking fee represents negotiated compensation to seller for cost of capital. Calculated on cash consideration of $3.1B at 5% for period between shareholder vote and transaction closing. For illustrative purposes only, range estimate for ticking fee assumes November 1, 2026 shareholder vote and 1H27 close.
2. See Appendix for CVR strike prices.

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9 Source: CRU, Alcoa analysis; 1. Relative to investment in China 2. Per metric ton calculation based on preliminary purchase price allocation of transaction, divided by acquired alumina and aluminum capacity. Long term fundamentals in both segments support growth Strategic acquisition | Enhances exposure to market growth Supportive long term demand growth, for both aluminum and alumina Alcoa highlights ▪ Strengthens the Company’s mine - to - metal supply chain and resilience in the long term ▪ Improving market positioning across the value chain Alumina (SGA) Supply expected to increase - but with higher capital intensity 1 Alumina (SGA) Acquisition allows Alcoa to increase capacity at lower than average capital intensity 2026 2036 56 74 +18 (+32%) 2026 2036 Primary aluminum 29 36 +7 (+24%) 4,500 2,100 1,850 1,150 N. America, Europe M.E. Indonesia, AliGroup India acquisition 2 China Smelter 7,500 - 9,100 600 AliGroup China acquisition 2 Refinery 1,000 - 1,400 900 700 400 3 2 1 0 N. America, Europe M.E. Indonesia, India Others 0 2 4 6 Guinea Indonesia India Others Guinea Indonesia India Consumption world ex - China, Mmt Capacity growth by region, world ex - China, 2026 - 2036 Mmtpa Primary aluminum Expansion capex intensity, real 2025 $/mt

21 1. Agreed proxy for third party sales Contingent value right terms CVR terms per agreement Agreed commercial terms Term CVR $3,500 (CY26) $2,825 (CY27) $2,847 (CY28) $2,870 (CY29) $2,942 (CY30) Aluminum strike price ($/mt) 22.5% Aluminum revenue sharing on acquired production $345 (CY26) $452 (CY27) $456 (CY28) $459 (CY29) $471 (CY30) Alumina strike price ($/mt) 22.5% Alumina revenue sharing on 67% of acquired production 1 Term of CVR: 4 annual periods Commencement date: July 1, 2026 Payment cap structure : Maximum of $750 million (no annual cap) Assessment period: Annual

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d)

unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the proposed transaction. In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction. Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction.

Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov).  Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.